[redacted]

08030186

3
COMMISSION
549

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FEB 29 2008

Washington, DC
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SEC FILE NUMBER
8-49402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Sparta Group of Chicago, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-341-4501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 2045 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

Must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of

information contained in this form are not required to respond

unless the form displays a currently valid OMB control number

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sparta Group of Chicago, LP, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARION SORIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-2-2009

2/28/08

Notary Public

Signature

Partner

Title

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sparta Group of Chicago, LP (An Illinois Limited Partnership)

Financial Statements
Year Ended December 31, 2007, and
Independent Auditors' Report

Sparta Group of Chicago, LP
Annual Report
For the Year Ended December 31, 2007
Table of Contents

Robert Cooper & Company CPAs P.C.
141 West Jackson Blvd. suite 2045
Chicago, Illinois 60604
312-322-2238
Facsimile: 312-698-8722

Independent Auditor's Report

To the Members
Sparta Group of Chicago, LP:

We have audited the accompanying consolidated statement of financial condition of **Sparta Group of Chicago, LP** (the Company) as of December 31, 2007, and the related consolidated statements of income, changes in members capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Sparta Group of Chicago, LP** at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs. P.C.
Chicago, Illinois 60605
February 26, 2008

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 0
Securities owned:	
Marketable securities, at market value	7,481,162
Options, at fair value	35,519,759
Total securities owned	43,000,921
Due from broker dealer	1,300,485
Accrued dividend receivable	4,001
Other accrued items	187,817
Fixed assets net of depreciation	46,393
CME Membership carried at cost	136,000
Other Assets	15,019
Total Assets	$ 44,690,636

Liabilities and Partners' Capital

Liabilities	
Open trade equity	$ 37,940
Securities sold short:	
Marketable securities sold short, at market value	33,330,675
Options sold short, at fair value	5,836,739
Accrued liabilities	29,510
Dividend payable	20,265
Total liabilities	39,217,189
Partners' Capital	5,435,507
Total member's equity and Liabilities	$ 44,690,636

0

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Operations
For the year ended December 31, 2007

Revenues:		
Trading revenue net of commissions	$	-11,288,742
Trading of futures revenue net of commissions		14,800,199
Interest and dividend income		3,438,999
Other income		45,691
Total Revenue		6,996,147
Expenses:		
Interest Expense		1,503,135
Brokerage		415,079
Regulatory and other expenses		83,575
Seat lease		430,877
Trader fees		173,568
Dividend expense		55,774
Depreciation		17,040
Amortization		1,667
Technology & information expenses		270,138
Other operating expenses		115,865
Total expenses		3,066,718
Net Income	$	3,929,429

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Changes in Partner's Capital
For the year ended December 31, 2007

Partner's capital, December 31, 2006	$	4,563,609
Capital contributions		
Capital withdrawals		(3,057,531)
Net income		3,929,429
Partner's capital, December 31, 2007	$	5,435,507

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Cash Flows
For the year ended December 31, 2007

Cash Flows From Operating Activities:		
Net Income	$	3,929,429
Items not effecting cash flow to reconcile cash depreciation		17,040
Changes in assets and liabilities:		
Increase in securities owned		596,835,994
Increase in receivable from brokers and dealers		21,761,736
Increase in		(187,817)
Increase in open trade equity		37,940
Increase in other assets		5,743
Increase in accrued receivables		(1,678)
Increase in securities sold		(619,317,652)
Increase in dividends paid		18,460
Increase in accounts payable and accrued liabilities		(4,187)
Net Cash used in operating activities		3,095,008
Cash Flows From Investing Activities:		
Purchase of fixed assets		(37,477)
Purchase of preferred CME Membership		0
Net Cash used in investing activities		(37,477)
Cash Flows From Financing Activities		
Proceeds from capital contributions		0
Payments for capital withdrawals		(3,057,531)
Net cash provided by financing activities		(3,057,531)
Net change in cash and cash equivalents		0
Cash at December 31, 2006		0
Cash at December 31, 2007	$	0
Interest expense paid during 2006	$	1,503,135

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
Notes to Financial Statements
For the Year Ended December 31, 2007

NOTE 1 Organization

Sparta Group of Chicago, LP (The □ Company□) was organized under the Uniformed limited Partnership Act of Illinois , 1999. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Sparta Group of Chicago, LP** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Income Taxes.
A Limited Partnership does not pay federal income taxes. The Company is treated for Federal and State income taxes as a pass thru entity and all partners report their share of income. under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the JBO Stock ownership, their carrying amounts approximate their fair value.

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Securities	$33,330,675
Options	$5,836,739

NOTE 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain minimum net capital equivalent to $100,000 or 6 2/3% of □ aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2007 the Company had net capital of $ 5,298,088, which was $5,198,088 in excess of its required net capital.

NOTE 6. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Sparta Group of Chicago, LP
Notes to Financial Statements
For the Year Ended December 31, 2007

NOTE 7. Derivative Financial Instruments

Financial Instruments and Fair Value of Financial Instruments,≅ requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 8 Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used to meet the needs of trading activities, and are therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counter party the right to buy or sell the security at a future date at a contracted price.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NOTE 8 Financial Instruments With Off-Balance-Sheet Risk

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

NOTE 9 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	$ 3,511,457

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2007, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2007		Average Fair Value Year Ended December 31, 2007	
	Asset	Liability	Asset	Liability
Equity options	$ 35,519,759	$ 5,836,739	$ 353,051,291	$ 326,207,165
Futures		37,940		

NOTE 10 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2007 consist of the following:

Broker-dealer	$1,300,485

The amount receivable form broker-dealers is from the selling of option premium and the selling of securities, not yet purchased. The assessed trade cash balance pays interest at the broker call rate plus a premium of usually one percentage.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

At December 31, 2007, substantially all assets of the Company are deposited with the clearing broker.

NOTE 11 Exchange Membership

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

NOTE 12 Guarantees

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 13 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 14 Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost which approximates fair value.

NOTE 15 Subsequent events

Effective January 1, 2008, the Company redeemed their preferred stock in their clearing firm and relinquish their status as a broker dealer filing with an A-6 exemption status. The Company retained their broker dealer registration and will file under the B1 exemption as they will only engage in market making activity on the floor.

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2007

Partners' Capital December 31, 2007	$	5,435,507
Less:		
Non allowable assets		-197,412
Commodity futures charges		0
Haircuts		-7
Undue concentration		0
Net capital		5,238,088
Required net capital		100,000
Excess capital	$	5,138,088
Excess capital @ 1000%	$	5,233,111

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Sparta Group of Chicago as of December 31, 2007

The accompanying notes to financial statements are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	49,775
Other		0
		49,775

Ratio: Aggregate Indebtedness to Net Capital	**0.950251% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Sparta Group of Chicago, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes to financial statements
are an integral part of this statement

Robert Cooper & Company CPA's P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60605
312-322-2238
fax 312-698-9722

To the Members:
Sparta Group of Chicago, LP:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **Sparta Group of Chicago, LP** (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because

of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.
February 26, 2008

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2007

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore
Managing Member

END